SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

On December 31, 2010,  the  registrant  first issued,  and began to publicly offer, shares of beneficial interest, $0.01 par value, of the Davenport Value & Income  Fund and the Davenport Equity Opportunities Fund (individually, a "Fund" and  collectively, the "Funds"),  two new  series of shares  of  registrant.  Shares of the Funds are freely redeemable and  transferable.  Each share of each Fund represents an equal proportionate  interest in the assets and liabilities  belonging to that Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any  preemptive or conversion  rights,  and the Trustees have the authority from time to time to  divide or  combine  the  shares  of each Fund into a greater  or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable  to  further  calls or to  assessment  by the Fund  without  his  express consent.

 Shares of each Fund have equal voting and liquidation  rights.  When matters are submitted to shareholders  for a vote,  each  shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. Shareholders  of the Funds will vote  together with all other series of the Trust and not  separately,  except as  otherwise  required by law or when the Board of Trustees  determines that the matter to be voted upon affects only the interests of shareholders of one or more  particular  series.  The Funds are not required to hold annual meetings of  shareholders.  In the event of liquidation of a Fund, the  holders  of shares of the Fund will be  entitled  to  receive  as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.